                               November 20, 1999


Board of Directors
Innovative Valve Technologies, Inc.
2 Northpoint Drive, Suite 300
Houston, TX 77060

Gentlemen:

           I have received your counsel's inaccurate and self-serving letter and will not dignify the misrepresentations and inaccuracies contained in such letter. This letter will confirm the substance of our meeting yesterday, November 18. I came away from the meeting without an assurance of cooperation from the Board that the Board was committed to a fair and open sale of the Company. Accordingly, I affirm in writing several matters that I related to the Board in our meeting:

           1. I am the largest individual shareholder of the Company, with approximately 13% of its common stock.

           2. I requested that the Board furnish me the due diligence materials previously furnished to Flowserve Corporation in order that I could consider making a proposal regarding a possible acquisition of the Company. The information in my hands is not current and complete and does not take into account material improvements in the debt structure of the company, of which I was verbally advised yesterday.

           3. The Board responded that it would "consider" my request, but has subsequently declined to give me any information; indeed the letter from Company counsel appears to seek to "chill" any activity on my part by threatening me with potential breaches of certain confidentiality obligations.

           4. I specifically requested that the Board not enter any agreements that contained any "lock-up," "no talk," "break-up fee" or similar provisions for a period of ten business days in order that the Board, in the exercise of its fiduciary duties, could consider a competing proposal without incurring any liability or penalty to Flowserve.

           All I want is the opportunity to compete on a level playing field. I believe that the Flowserve offer appears at this time to be inadequate. Given the current condition of the Company, and considering that I am its largest individual shareholder, I believe that the Board should respond positively to my requests for the due diligence materials and for the opportunity to make a competing proposal. I believe that you owe to the shareholders the duty to maximize shareholder value, particularly in light of the past history of the Company's business and the pattern of management and the Board in failing to provide timely and complete financial information relating to the company.


                                                         /s/ ROBERT ALPERT
                                                         ---------------------
                                                         Robert Alpert